SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of   MARCH ,  2003.
                                        --------   ----

                              IMA EXPLORATION INC.
                  -------------------------------------------
                 (Translation of registrant's name into English)

 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                       IMA Exploration Inc.
                                       (Registrant)

Date   March 28, 2003                  By  /s/ William Lee
     ------------------------------        -------------------------------------
                                              (Signature)



William Lee, Director and Chief Financial Officer
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1 Print the name and title of the signing officer under his signature.

                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act

                             MATERIAL CHANGE REPORT

             Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")
        Section 75(2) of the Securities Act, Ontario (the "Ontario Act")
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1.   Reporting Issuer

     The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #709 - 837 West Hastings Street
     Vancouver, BC
     V6C 3N6
     Phone:  (604) 687-1828


2.   Date of Material Change

     March 28, 2003


3.   Press Release

     A press release dated March 28, 2003, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.


4.   Summary of Material Change(s)

     Please see attached press release for details.


5.   Full Description of Material Change

     Please see attached press release for full details.


6. Reliance on Section 85(2) of the British Columbia Act, Section 118(2) of the Alberta Act and Section 75(3) of the Ontario Act

     Not Applicable

7.   Omitted Information

     Not Applicable


8.   Senior Officer

     The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     William Lee
     Chief Financial Officer
     Phone:  (604) 687-1828


9.   Statement of Senior Officer

     The foregoing accurately discloses the material change referred to herein.



DATED at Vancouver, British Columbia, this 28th day of March, 2003.



                                           /s/ William Lee
                                           -------------------------------------
                                           William Lee, Chief Financial Officer

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
          Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com  E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR   OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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NEWS RELEASE                                                      March 28, 2003

                 IMA DEFINES A LARGE GOLD-COPPER PORPHYRY TARGET
                            IN NORTHWESTERN ARGENTINA

IMA Exploration Inc. is pleased to announce results from a recently completed surface program at its Mogote project, San Juan Province, Argentina. These new results significantly expand the gold-copper exploration potential of the project and show excellent opportunity for discovery of a deposit similar in style to the nearby Marte-Lobo (6 million ounces gold resources) or Refugio (5 million ounces gold reserves and resources) deposits. Mogote is located along the Argentina-Chile border between the prolific Maricunga and El Indio mineralized belts. Geologic and alteration mapping suggest the presence of a very large, high-level, gold-copper porphyry system on the Mogote property.

Detailed mapping, rock chip sampling, and talus-fines sampling have defined two large, intersecting target areas at Mogote which are defined by coincident >100 ppb gold and >500 ppm copper in talus-fines sampling and have been confirmed by rock chip sampling. Filo Central measures 4,000 metres by 800 metres and trends north-northwest; it includes two higher-grade (>200 ppb gold) cores measuring 1,400 by 400 metres and 900 by 250 metres. Filo Este is 2,000 metres by 700 metres in size and trends east-west; within this zone a core of >200 ppb gold in talus fines measures 1,200 by 250 metres. Alteration in the area of these zones is clearly indicative of the uppermost portions of a porphyry system and includes a central core of widespread potassic alteration (biotite, potassium feldspar, and quartz-magnetite veining), quartz veining and stockwork in porphyry and surrounding sediments, a halo of disseminated pyrite, and an outer zone of propylitic alteration (chlorite, pyrite, epidote). All of these alteration styles are overprinted by argillic alteration.

The >100 ppb gold contour in talus fine sampling has been previously used, with documented success, to define several large gold-copper deposits in the Maricunga belt. The anomaly at Filo Central is much longer and more continuous than that defined during the early stages of the Refugio discovery; the Filo Este anomaly approximates the size of the early talus fines anomaly at Lobo. Neither of these targets have been drill tested or trenched.

The exploration work at Mogote was carried out by Linus Keating, D.Sc. under the supervision of Lindsay Bottomer, P.Geo., IMA's Qualified Person for the project.

ON BEHALF OF THE BOARD

/s/ Gerald G. Carlson
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Dr. Gerald G. Carlson, P.Eng., Chairman


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by e-mail info@imaexploration.com, or visit the Company's web site at HTTP://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

                                                                  2003 NUMBER 11